JET METAL CORP.
(the "Corporation")
CERTIFICATE OF OFFICER

RE:	Annual General and Special Meeting of Shareholders of the Corporation to be held on July 27, 2016 (the "Meeting")
The undersigned, Sheila Paine, being the Corporate Secretary of the Corporation, hereby certifies for and on behalf of the Corporation and not in any personal capacity, and without assuming any personal liability whatsoever, after making due inquiry that:
(a)	the Corporation has relied on section 2.20 of National Instrument 54-101 (the "Instrument") to abridge the time prescribed in subsections 2.1(b), 2.2(1) and 2.5(1) of the Instrument;
(b)	the Corporation has arranged to have proxy-related materials for the Meeting sent in compliance with the Instrument to all beneficial owners at least 21 days before the date fixed for the Meeting; and
(c)	the Corporation has arranged to have carried out all of the requirements of the Instrument in addition to the foregoing.
DATED:  July 6, 2016
"Sheila Paine"
 Sheila Paine
 Corporate Secretary